Exhibit 99.1

ENTRÉE GOLD ANNOUNCES FISCAL YEAR 2011 RESULTS
AND REVIEWS CORPORATE HIGHLIGHTS

Vancouver, B.C., March 30, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE-Amex:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its annual operational and financial results for the year ended December 31, 2011.  The Company’s Annual Report on Form 40-F has been filed with the SEC, and is available on the Company website at www.entreegold.com.  Shareholders can receive a free hard copy of the Company’s audited Annual Financial Statements upon request.

Greg Crowe, President and CEO commented, "Looking back, 2011 was really about laying a strong foundation for the future of Entrée Gold.  Significant advances have been made to both of our key assets.  In Mongolia, our joint venture partner Oyu Tolgoi LLC (“OTLLC”) and project manager Rio Tinto are nearing 75% completion on the construction of the Oyu Tolgoi mining complex.  The initial phases of the Oyu Tolgoi mining complex include a portion of the joint venture’s Hugo North Extension deposit.  Initial production from OTLLC’s open pit deposits is scheduled to commence in the second half of 2012.  Underground work continues at a fast pace with first commercial production from OTLLC’s Hugo North deposit expected in 2015.  Entrée expects first development production from the joint venture’s Hugo North Extension deposit that same year.”

Updated information on the reserve case production schedules was provided in a technical report to be filed by Ivanhoe Mines Ltd. (“Ivanhoe Mines”) on March 30, 2012.  Today Entrée filed a separate NI 43-101 compliant technical report, which discusses the impact of the updated mine plan on the joint venture property as well as future development options for the considerable joint venture assets.

Greg Crowe further noted, “In addition to the advancements related to our Mongolian assets, we recently announced a substantial upgrade and expansion of resources for the Ann Mason Project in Nevada, which is fast becoming one of the leading undeveloped copper projects in North America.  This latest resource estimate converts 75% of the previously estimated inferred resources into the indicated category using a 0.3% copper cut-off. We are now preparing a preliminary economic assessment for Ann Mason, which is expected in the second half of 2012.”

Highlights for the year ended December 31, 2011 and subsequent developments through March 30, 2012 include:

Mongolia

Lookout Hill Joint Venture

Entrée retains a 20% carried interest in the Hugo North Extension deposit, which hosts indicated resources of 117 million tonnes grading 1.8% copper and 0.61 grams per tonne (“g/t”) gold, estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold plus inferred resources of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold estimated to contain 2.4 billion pounds of copper and 0.95 million ounces of gold.  Entrée also has a 20% carried interest in the Heruga copper-gold-

molybdenum deposit that hosts 910 million tonnes grading 0.48% copper, 0.49 g/t gold and 0.014% molybdenum estimated to contain 9.6 billion pounds of copper, 14.3 million ounces of gold and 280 million pounds of molybdenum. The indicated resource at Hugo North Extension includes a probable reserve which is included in the first lift (Lift 1) of the underground block cave operation.

In 2011, development and construction at the Oyu Tolgoi mining complex advanced rapidly, achieving over 70% completion at the end of the year.  Oyu Tolgoi is on track for first development production in the second half of 2012:

•
An updated mining plan was released in March 2012, which resulted in an increase in the net present value (at an 8% discount rate) of the Hugo North Extension – Lift 1 from $79 million (see news release of May 11, 2010) to $129 million.

•
Net smelter return (“NSR”) value of the Hugo North Extension – Lift 1 reserve increased to $79.40/tonne from $55.57/tonne (see news release of March 30, 2012).  The NSR calculation reflects the net value per tonne received for the ore by the mine (after all costs and charges).

•
A significant portion of the mineralization on the Entrée-OTLLC joint venture property has not been included in the updated mining plan and remains in the mineral resource category, including Hugo North Extension – Lift 2 and the Heruga Deposit.

•	Drilling of targets at Hugo North Extension and Heruga continue on the Entree-OTLLC joint venture property. In 2011, approximately 14,900 metres of drilling were completed.

The Company’s updated technical report, titled “Technical Report 2012 on the Lookout Hill Property” (“LHTR12”), is available on SEDAR and www.sedar.com.  LHTR12 is dated March 29, 2012 and was prepared by AMC Consultants Pty Ltd in Adelaide, Australia, a Qualified Person as defined in National Instrument 43-101 (“NI 43-101”).

Shivee West

Entrée continues to explore its adjacent 100% owned Shivee West property. The 2011 work program for Shivee West resulted in the discovery of a new gold zone (the Argo Zone) and the property remains highly prospective for additional discoveries.

Of significance on the Argo Zone:

•	Surface sampling returned two separate high-grade surface chip samples averaging 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres respectively.
•	Reverse circulation (“RC”) drilling intercepts include 2.21 g/t gold over 3 metres (hole ending in mineralization), 9.32 g/t gold over 2 meters, and 2.08 g/t gold over 8 metres.
•	Mineralization is hosted in quartz-veined felsic volcanic rocks associated with a 2.5 kilometre long magnetic low.

USA

Ann Mason, Nevada

Entrée’s second major project is the Ann Mason Project in the Yerington district of Nevada.  The Ann Mason Project includes the Ann Mason copper-molybdenum deposit, the Blue Hill oxide target, and several early-stage copper porphyry targets, including the Blackjack, Roulette and Minnesota targets.  The Ann Mason deposit has seen a number of drilling campaigns since its discovery in 1969.  Entrée has drilled 30,000 metres on the project since it acquired the Ann Mason deposit and Blue Hill oxide target in 2010.  Step-out drill holes from the original known limits of the deposit are expanding its size, and ongoing drilling is further testing the outer limits to the mineralization.

On March 27, 2012, Entrée announced the first indicated resources at Ann Mason, a 75% conversion of previous inferred resources (0.3% copper cut-off):

•	0.3% Copper Cut-off:
o	Indicated Resources – 640 million tonnes grading 0.38% copper and 0.007% molybdenum, containing approximately 5.4 billion pounds of copper and 100 million pounds of molybdenum
o	Inferred Resources – 444 million tonnes grading 0.36% copper and 0.004% molybdenum, containing approximately 3.5 billion pounds of copper and 40 million pounds of molybdenum

•	0.2% Copper Cut-off:
o	Indicated Resources - 1.11 billion tonnes grading 0.33% copper and 0.007% molybdenum, containing approximately 8.04 billion pounds of copper and 160 million pounds of molybdenum
o	Inferred Resources - 1.13 billion tonnes grading 0.29% copper and 0.004% molybdenum, containing approximately 7.31 billion pounds of copper and 110 million pounds of molybdenum

•	Encouraging metallurgical testing for Ann Mason – initial results from preliminary flotation studies on drill core composite material yielded promising copper recoveries of over 93%.
•	Engaged AGP Mining Consultants Inc. (“AGP”) to undertake a preliminary economic assessment (“PEA”) study on the Ann Mason Project. The PEA is expected to be completed the second half of 2012.

On March 29, 2012, the Company filed an updated technical report on the Ann Mason Project titled “Technical Report and Updated Mineral Resource Estimate, Ann Mason Project, Nevada, USA” (“AMTR12”).  AMTR12 has an effective date of March 26, 2012 and was prepared by Robert Cinits, P. Geo., the Director, Technical Services for Entrée; Scott Jackson, F.AusIMM, a principal of Quantitative Group Pty Ltd and Lyn Jones, P. Eng., a senior associate metallurgist for AGP.  A copy of AMTR12 is available on SEDAR at www.sedar.com.

Corporate Highlights

•	Completion of a marketed financing for total gross proceeds of approximately US$15.7 million, including exercise of the over-allotment and exercise of Rio Tinto’s pre-emptive rights.
•	Sale of asset backed securities for gross proceeds of approximately US$2,600,000.
•	Sale of the Togoot license to a private Mongolian company for cash consideration of approximately US$1,500,000.
•	For the three months ended December 31, 2011, net loss decreased to US$4,673,755 compared to a net loss of US$7,942,711 in the three months ended December 31, 2010.

•	For the year ended December 31, 2011, net loss decreased to US$17,140,208 ($0.15 per share) compared to a net loss of US$20,069,408 ($0.19 per share) for the year ended December 31, 2010.

For the year ended December 31, 2011, the Company incurred a net loss of US$17,140,208 ($0.15 per share) compared to a net loss of US$20,069,408 ($0.19 per share) for the year ended December 31, 2010.  While exploration expenditures increased in 2011, including those on the Entrée-OTLLC joint venture property, the net loss decreased primarily due to the gains on the sale of the Company’s asset backed commercial paper and its Togoot mining license combined with a deferred income tax recovery.  As at December 31, 2011, the Company had working capital of US$19,004,136, including cash, cash equivalents and short-term investments of US$19,428,619.

SELECTED FINANCIAL INFORMATION

	As at December 31, 2011 (US$)	As at December 31, 2010 (US$)
Working capital (1)	19,004,136	21,268,201
Total assets	74,589,810	81,359,098
Total long term liabilities	13,720,492	16,158,190
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Company’s Annual Financial Statements, management’s discussion and analysis (“MD&A”) and Annual Information Form are available on the Company website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by NI 43-101, has approved the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits:  the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining license held by OTLLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. The deposits are included in the larger Oyu Tolgoi mining complex – Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, and New Mexico.  The primary North American asset is the Ann Mason property.  The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in a number of separate deposits owned by several unrelated companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the future prices of copper, gold and molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production and capital expenditures, the costs and timing of the development of new deposits, the potential for the discovery of additional mineralized zones on properties in which Entrée has an interest, the potential for the expansion of existing deposits in which Entrée has an interest, plans to prepare a PEA on the Ann Mason Project, the inclusion of metallurgical test results and assays from historical holes in a PEA on the Ann Mason Project, the timing for the release of a PEA on the Ann Mason Project, plans for future exploration and/or development programs and budgets, anticipated business activities, corporate strategies and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum will remain relatively stable, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of copper, gold and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.